UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58

For the quarterly period ended December 31, 2004

Northeast Utilities

(Name of registered holding company)

107 Selden Street, Berlin, CT 06037

(Address of Principal Executive Officers)

Name and telephone number of officer to whom inquiries concerning this report should be directed:

John P. Stack, Vice President-Accounting and Controller

Telephone Number:  860-665-2333

GENERAL INSTRUCTIONS

A.

Use of Form

1.

A reporting company, as defined herein, shall file a report on this form within 60 days after the end of each of the first three quarters, and within 90 days after the end of the fourth quarter, of the fiscal year of the registered holding company.  The period beginning on the date of effectiveness of rule 58 and ending at the end of the quarter following the quarter in which the rule becomes effective shall constitute the initial period for which any report shall be filed, if applicable.

2.

The requirement to provide specific information by means of this form supersedes any requirement by order of the Commission to provide identical information by means of periodic certificates under rule 24; but does not so supersede and replace any requirement by order to provide information by means of an annual report on Form U-13-60.

3.

Information with respect to reporting companies that is required by Form U-13-60 shall be provided exclusively on that form.

4.

Notwithstanding the specific requirements of this form, this Commission may informally request such further information as, in its opinion, may be necessary or appropriate.

B.

Statements of Monetary Amounts and Deficits

1.

Amounts included in this form and in related financial statements may be expressed in whole dollars, thousands of dollars or hundred thousands of dollars.

2.

Deficits and other similar entries shall be indicated by either brackets or parentheses.  An explanation should be provided by footnote.

C.

Formal Requirements

This form, including exhibits, shall be filed with Commission electronically pursuant to Regulation S-T (17 CFR 232.10 et seq.).  A conformed copy of each such report shall be filed with each state commission having jurisdiction over the retail rates of a public utility company that is an associate company of a reporting company.  Each report shall provide the name and telephone number of the person to whom inquiries concerning this report should be directed.

D.

Definitions

As used in this form, the word "reporting company" means an energy-related company or gas-related company, as defined in rule 58(b).  All other words and terms have the same meaning as in the Public Utility Holding Company Act of 1935, as amended, and the rules and regulations there under.

ITEM 1 - ORGANIZATIONAL CHART

Instructions

1.

Complete Item 1 only for the first three calendar quarters of the fiscal year of the registered holding company.

2.

Under the caption "Name of Reporting Company," list each energy-related and gas-related company and each system company that directly or indirectly holds securities thereof.  Add the designation "(new)" for each reporting company of which securities were acquired during the period, and the designation "(*)" for each inactive company.

3.

Under the caption "Percentage of Voting Securities Held," state the aggregate percentage of the outstanding voting securities of the reporting company held directly or indirectly by the registered holding company at the end of the quarter.

4.

Provide a narrative description of each reporting company's activities during the reporting period.

4th quarter not required.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Instruction
With respect to a transaction with an associate company, report only the type and principal amount of securities involved.

Person
Company	Type of	Principal			to Whom	Collateral	Consideration	Company	Amount of
Issuing	Security	Amount of	Issue or	Cost of	Security	Given With	Received for	Contributing	Capital
Security	Issued	Security	Renewal	Capital	Was Issued	Security	Each Security	Capital	Contribution

Select
Energy, Inc.	No transactions this quarter.

Northeast
Generation
Services
Company	No transactions this quarter.

Select Energy
Contracting,
Inc.	No transactions this quarter.

Reeds Ferry
Supply Co.,
Inc.	No transactions this quarter.

HEC/Tobyhanna
Energy
Project, Inc.	No transactions this quarter.

Yankee Energy
Services
Company	No transactions this quarter.

ERI/HEC
EFA-Med, LLC	No transactions this quarter.

E.S. Boulos
Company	No transactions this quarter.

NGS Mechanical,
Inc.	No transactions this quarter.

HEC/CJTS
Energy
Center LLC	No transactions this quarter.

Select Energy
New York, Inc.	No transactions this quarter.

Woods Electrical

Co., Inc.	No transactions this quarter.

Does not include securities issued through the NU System Money Pool which issuances are reported pursuant to a Rule 24
Certificate in File 70-9755.

ITEM 3 - ASSOCIATE TRANSACTIONS

Instructions
1. This item is used to report the performance during the quarter of contracts among reporting companies and their associate
companies, including other reporting companies, for service, sales and construction. A copy of any such contract not filed previously should be provided as an exhibit pursuant to Item 6.B.

2. Parts I and II concern transactions performed by reporting companies on behalf of associate companies, and transactions performed by associate companies on behalf of reporting
companies, respectively.

Part I - Transactions performed by reporting companies on behalf			Total Amount
of associate companies.			Billed*

Three Months
Reporting Company	Associate Company	Types of	Ended
Rendering Services	Receiving Services	Services Rendered	December 31, 2004
(Thousands of Dollars)
Northeast	Northeast
Generation	Generation
Services Company	Company	Power Plant	$ 7,127	1

Northeast
Generation	Northeast Utilities	Engineering and
Services Company	Service Company	Miscellaneous Services	$ 41

Northeast	The Connecticut
Generation	Light and Power	Engineering and
Services Company	Company	Miscellaneous Services	$ 12

Northeast
Generation	Holyoke Water
Services Company	Power Company	Power Plant	$ 5,389	2

Northeast
Generation	Select Energy
Services Company	Services, Inc.	Power Plant	$ 382

Northeast
Generation		Electrical and
Services Company	E.S. Boulos Company	Construction Services	$ 76

Northeast
Generation	Woods Electrical	Electrical and
Services Company	Co., Inc.	Construction Services	$ 21

Northeast
Generation	Woods Network	Electrical and
Services Company	Services, Inc.	Construction Services	$ 10

Northeast	Public Service
Generation	Company of	Electrical, Engineering and
Services Company	New Hampshire	Miscellaneous Services	$ 20

Northeast		Power Plant,
Generation		Mechanical and
Services Company	Select Energy, Inc.	Miscellaneous Services	$ 2

Three Months
Reporting Company	Associate Company	Types of	Ended
Rendering Services	Receiving Services	Services Rendered	December 31, 2004
(Thousands of Dollars)
Northeast
Generation
Services Company	Greenport	Engineering Services	$ 12

The Connecticut
Woods Electrical	Light and Power	Electrical and
Co., Inc.	Company	Construction Services	$ 19

Woods Electrical	Woods Network	Electrical and
Co., Inc.	Services, Inc.	Construction Services	$ 1

The Connecticut
	Light and Power	Electrical and
E.S. Boulos Company	Company	Construction Services	$ 938	3

Western
	Massachusetts	Electrical and
E.S. Boulos Company	Electric Company	Construction Services	$ 13

Public Service
	Company of	Electrical and
E.S. Boulos Company	New Hampshire	Construction Services	$ 123	4

	Select Energy	Electrical and
E.S. Boulos Company	Services, Inc.	Construction Services	$ 896	5

Select Energy
E.S. Boulos Company	Contracting, Inc.	Electrical Services	$ 3

	Northeast Generation	Electrical and
E.S. Boulos Company	Services Company	Construction Services	$ 46	6

	Woods Electrical	Electrical and
E.S. Boulos Company	Co., Inc.	Construction Services	$ 14

Reeds Ferry	Select Energy	Wholesale Purchasing
Supply Co., Inc.	Contracting, Inc.	Services	$ 185

Select Energy	Select Energy	Electrical and
Contracting, Inc.	Services, Inc.	Mechanical Services	$ 1,602	7

Select Energy
Select Energy, Inc.	New York, Inc.	Miscellaneous Services	$ 34

	Northeast Generation	Engineering and
Select Energy, Inc.	Services Company	Construction Services	$ 1

Northeast Utilities
Select Energy, Inc.	Services Company	Miscellaneous Services	$ 426

Select Energy
New York, Inc.	Select Energy, Inc.	Miscellaneous Services	$ 6

1 Includes cost of capital of $74.
2 Includes cost of capital of $68.
3 Includes cost of capital of $53.
4 Includes cost of capital of $5.
5 Includes cost of capital of $69.
6 Includes cost of capital of $4.
7 Includes cost of capital of $70.
* Total amount billed includes direct costs, overheads and a return.

Part II - Transactions performed by associate companies on behalf of reporting companies.			Total Amount
Billed*

Three Months
Associate Company	Reporting Company	Types of	Ended
Rendering Services	Receiving Services	Services Rendered	December 31, 2004
(Thousands of Dollars)
Northeast Generation	Northeast Generation
Company	Services Company	Miscellaneous Services	$ 264

Northeast Utilities	Select Energy, Inc.	Miscellaneous Services	$ 1,587

The Connecticut
Light and Power	Northeast Generation
Company	Services Company	Miscellaneous Services	$ 41

The Connecticut
Light and Power
Company	Select Energy, Inc.	Miscellaneous Services	$ 1

Holyoke Water	Northeast Generation
Power Company	Services Company	Miscellaneous Services	$ 96

Western
Massachusetts	Northeast Generation
Electric Company	Services Company	Miscellaneous Services	$ 43

Western
Massachusetts
Electric Company	Select Energy, Inc.	Miscellaneous Services	$ 1

Northeast Utilities	Select Energy
Service Company	New York, Inc.	Miscellaneous Services	$ 160

Northeast Utilities	Northeast Generation
Service Company	Services Company	Miscellaneous Services	$ 1,200

Northeast Utilities
Service Company	Select Energy, Inc.	Miscellaneous Services	$ 5,890

Select Energy	HEC/Tobyhana Energy
Services, Inc.	Project, Inc.	Engineering Services	$ 458

Select Energy	Northeast Generation
Services, Inc.	Services Company	Engineering Services	$ 19,057	1

Select Energy
Select Energy, Inc.	Services, Inc.	Miscellaneous Services	$ 2

1 Includes cost of capital of $430.
* Total amount billed includes direct costs, overheads and a return.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
		(Thousands of Dollars)

Total consolidated capitalization as of	12/31/04	$7,020,134		line 1
Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)		1,053,020

Additional investment allowed through 6/30/07 *		500,000
		1,553,020		line 2
Total Allowed (greater of $50 million or line 2)			$1,553,020	line 3

Total current aggregate investment:
Select Energy, Inc. and Subsidiary		925,303
Northeast Generation Services Company		21,083
Select Energy Contracting, Inc.		15,641
Woods Electrical Co., Inc.		15,527
Reeds Ferry Supply Co., Inc.		7
HEC/Tobyhanna Energy Project, Inc.		-
Yankee Energy Services Company		7,882
E.S. Boulos Company		7,546
R.M. Services, Inc.		-
NGS Mechanical, Inc.		10
Acumentrics Corporation		-
Greenport, LLC		501
ERI/HEC EFA-Med, LLC		9
HEC/CJTS Energy Center LLC		12
Current aggregate investment			993,521
Elimination **			12,539
Total current aggregate investment			980,982	line 4
Difference between the total allowed and the total
current aggregate investment of the
registered holding company system (line 3 less line 4)			$572,038	line 5

*Per SEC Order dated July 2, 2004 (Rel. No. 35-27868A).

** Elimination is for capital contributions made from a parent company who is a reporting company to a subsidiary who is also a reporting company.

ITEM 5 - OTHER INVESTMENTS

Instruction
This item concerns investments in energy-related and gas-related companies that are excluded from the calculation of aggregate investment under rule 58.

Major Line	Other		Other
of Energy-	Investment		Investment
Related	in Last		in This	Reason for Difference
Business	U-9C-3 Report		U-9C-3 Report	in Other Investment
(Thousands of Dollars)

Energy-Related	$ -	*	$ 38,176	Equity earnings and ESOP

* The amount was $33,907 in the prior quarter.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Instructions

A.

Financial Statements

1.

Financial statements are required for reporting companies in which the registered holding company system has at least 50% equity or other ownership interest.  For all other rule 58 companies, the registered holding company shall make available to the Commission such financial statements as are available to it.

2.

For each reporting company, provide a balance sheet as of the end of the quarter and income statements for the three-month and year-to-date periods ending as of the end of the quarter, together with any notes thereto.  Financial statements shall be for the first three quarters of the fiscal year of the registered holding company.

3.

If a reporting company and each of its subsidiaries engage exclusively in single category of energy-related or gas-related activity, consolidated financial statements may be filed.

4.

Separate financial statements need not be filed for inactive companies or for companies engaged solely in the ownership of interests in energy-related or gas-related companies.

B.

Exhibits

1.

Copies of contracts required to be provided by Item 3 shall be filed as exhibits.

2.

A certificate stating that a copy of the report for the previous quarter has been filed with interested state commissions shall be filed as an exhibit.  The certificate shall provide the names and addresses of the state commissions.

A.

Financial Statements

Select Energy, Inc. and Subsidiary:

 Consolidated Balance Sheet - As of December 31, 2004

 Consolidated Statements of Operations - Three and twelve months ended December 31, 2004

Northeast Generation Services Company (Parent):

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

Select Energy Contracting, Inc.:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

Reeds Ferry Supply Co., Inc.:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

HEC/Tobyhanna Energy Project, Inc.:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

Yankee Energy Services Company:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

ERI/HEC EFA-Med, LLC:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

E.S. Boulos Company:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

NGS Mechanical, Inc.:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

HEC/CJTS Energy Center LLC:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

Woods Electrical Co., Inc.:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

Greenport Power, LLC:

 Balance Sheet - As of December 31, 2004

 Statements of Income - Three and twelve months ended December 31, 2004

Acumentrics Corporation:

 Not available

R. M. Services, Inc.:

 Inactive as of June 30, 2004

Northeast Utilities (Parent):

 4th quarter not required.

B.

Exhibits

Exhibit No.

Description

6.B.1.1a

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1b

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1c

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.1.1d

Copy of contract required by Item 3 - filed under confidential treatment pursuant to Rule 104(b).

6.B.2.1

The company certifies that a conformed copy of Form U-9C-3 for the previous quarter was filed with the following state commissions:

Ms. Louise E. Rickard

Acting Executive Secretary

Department of Public Utility Control

10 Franklin Square

New Britain, CT 06051

Ms. Mary L. Cottrell, Secretary

Massachusetts Department of Telecommunications and Energy

100 Cambridge Street

Boston, MA 02202

Mr. Thomas B. Getz

Executive Director and Secretary

State of New Hampshire

Public Utilities Commission

8 Old Suncook Road, Building One

Concord, NH 03301-7319

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of dollars)
ASSETS

Current Assets:
Cash	$ 4,137
Special deposits	46,266
Receivables, less provision for uncollectible
accounts of $8,748	448,114
Accounts receivable from affiliated companies	84,770
Unbilled revenues	57,333
Taxes receivable	32,884
Derivative assets - current	55,801
Prepaid option premiums	29,406
Prepayments and other	136,687
895,398

Property, Plant and Equipment:
Competitive energy	21,529
Less: Accumulated depreciation	13,312
8,217
Construction work in progress	1,212
9,429

Deferred Debits and Other Assets:
Goodwill	3,200
Purchased intangible assets, net	10,819
Accumulated deferred income taxes	3,476
Derivative assets - long-term	31,647
Long-term accounts receivable	5,684
Long-term contracts asset	33,274
Other	969
89,069

Total Assets	$ 993,896

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 99,100
Accounts payable	480,262
Accounts payable to affiliated companies	35,366
Derivative liabilities - current	125,817
Unearned option premiums	27,165
Counterparty deposits	57,650
Other	37,880
863,240

Deferred Credits and Other Liabilities:
Accrued pension	1,577
Derivative liabilities - long-term	15,929
Other	6,356
23,862

Capitalization:
Long-Term Debt from NU Parent	150,000

Common Stockholder's Equity:
Common stock, $1 par value - authorized
20,000 shares; 100 shares outstanding	-
Capital surplus, paid in	286,197
Accumulated deficit	(326,120)
Accumulated other comprehensive loss	(3,283)
Common Stockholder's Equity	(43,206)
Total Capitalization	106,794

Total Liabilities and Capitalization	$ 993,896

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2004	2004
	(Thousands of Dollars)

Operating Revenues	$ 631,406	$ 2,579,959

Operating Expenses:
Operation -
Purchased power, net interchange power
and capacity	612,860	2,552,663
Other	19,895	89,342
Depreciation and amortization	2,088	7,923
Taxes other than income taxes	2,408	10,468
Total operating expenses	637,251	2,660,396
Operating Loss	(5,845)	(80,437)
Interest Expense, Net	2,912	10,869
Other Income, Net	227	399
Loss Before Income Tax Benefit	(8,530)	(90,907)
Income Tax Benefit	(2,572)	(34,173)
Net Loss	$ (5,958)	$ (56,734)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands of
Dollars)

ASSETS

Current Assets:
Cash and cash equivalents	$ 959
Receivables, less provision for uncollectible
accounts of $16	1,197
Accounts receivable from affiliated companies	2,533
Taxes receivable	3,707
Unbilled revenues	659
Prepayments and other	557
9,612

Property, Plant and Equipment:
Competitive energy	3,682
Less: Accumulated depreciation	1,381
2,301
Construction work in progress	55
2,356

Deferred Debits and Other Assets:
Accumulated deferred income taxes	450
Investment in subsidiary companies	20,754
Other	698
21,902

Total Assets	$ 33,870

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands of
Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Notes payable to affiliated companies	$ 650
Accounts payable	5,341
Accounts payable to affiliated companies	10,206
Other	1,728
17,925

Deferred Credits and Other Liabilities
Accrued pension	1,505
Other	1,371
2,876

Capitalization:
Long-Term Debt from NU Parent	5,000

Common Stockholder's Equity:
Common stock, $1 par value - 20,000 authorized
and 100 shares outstanding	-
Capital surplus, paid in	15,428
Accumulated deficit	(7,343)
Accumulated comprehensive loss	(16)
Common Stockholder's Equity	8,069
Total Capitalization	13,069

Total Liabilities and Capitalization	$ 33,870

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NORTHEAST GENERATION SERVICES COMPANY (PARENT)

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2004	2004
	(Thousands of Dollars)

Operating Revenues	$ 21,624	$ 62,104

Operating Expenses:
Operation -
Other	27,061	51,070
Maintenance	3,576	16,852
Depreciation and amortization	101	369
Taxes other than income taxes	362	1,753
Total operating expenses	31,100	70,044
Operating Income	(9,476)	(7,940)
Interest Expense, Net	136	494
Other Loss, Net	(161)	(347)
Loss Before Income Tax Benefit	(9,773)	(8,781)
Income Tax Benefit	(3,807)	(3,581)

Net Loss	$ (5,966)	$ (5,200)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)
December 31,
2004
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 457
Receivables, less provision for uncollectible accounts of $983	24,254
Materials and supplies	451
Prepayments and other	1,297
26,459

Property, Plant and Equipment:
Competitive energy	6,089
Less: Accumulated depreciation	3,616
2,473

Deferred Debits and Other Assets:
Goodwill, net	17,220
Other	3,224
20,444

Total Assets	$ 49,376

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 6,890
Accounts payable to affiliated companies	16,920
Accrued taxes	295
Other	5,144
29,249

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	1,654
1,654
Capitalization:
Common Stockholder's Equity:
Common stock, $1 par value - 100,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	15,389
Retained earnings	3,084
Common Stockholder's Equity	18,473
Total Capitalization	18,473

Total Liabilities and Capitalization	$ 49,376

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

SELECT ENERGY CONTRACTING, INC.

STATEMENTS OF INCOME
(Unaudited)
	Three	Twelve
	Months Ended	Months Ended
	December 31,	December 31,
	2004	2004
	(Thousands of Dollars)

Operating Revenues	$ 24,314	$ 87,402

Operating Expenses:
Operation	23,904	86,088
Maintenance	92	400
Depreciation	171	962
Total operating expenses	24,167	87,450
Operating Income/(Loss)	147	(48)
Interest Expense, Net	76	187
Other Income, Net	7	55
Income/(Loss) Before Income Tax Benefit	78	(180)
Income Tax Benefit	(723)	(762)
Net Income	$ 801	$ 582

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 5
Receivables, net	37
42

Deferred Debits and Other Assets:
Goodwill, net	247
Total Assets	$ 289

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable	$ 36
Accounts payable to affiliated companies	295
331

Capitalization:
Common Stockholder's Equity:
Common stock, no par value - 200 shares
authorized and 100 shares outstanding	4
Capital surplus, paid in	3
Accumulated deficit	(49)
Common Stockholder's Equity	(42)
Total Capitalization	(42)

Total Liabilities and Capitalization	$ 289

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

REEDS FERRY SUPPLY CO., INC.

STATEMENTS OF INCOME
(Unaudited)	Three	Twelve
	Months Ended	Months Ended
	December 31,	December 31,
	2004	2004

Operating Revenues	$ 185	$ 952
Operating Expenses	185	952
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)
ASSETS

Current Assets:
Special deposits	$ 5,575
Receivables, net	388
5,963

Deferred Debits and Other Assets:
Contracts receivable	26,650
Unamortized debt expense	543
27,193

Total Assets	$ 33,156

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Long-term debt - current portion	$ 621
Accounts payable to affiliated companies	7,616
Accrued taxes	131
Accrued interest	668
Other	280
9,316

Capitalization:
Long-Term Debt	22,751

Common Stockholder's Equity:
Common stock, $1 par value - 100 shares authorized and outstanding	-
Retained earnings	1,089
Total Common Stockholder's Equity	1,089

Total Capitalization	23,840

Total Liabilities and Capitalization	$ 33,156

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/TOBYHANNA ENERGY PROJECT, INC.

STATEMENTS OF INCOME
(Unaudited)
	Three	Twelve
	Months Ended	Months Ended
	December 31,	December 31,
	2004	2004
	(Thousands of Dollars)

Interest Expense, Net	$ 454	$ 1,824
Other Income	542	2,186
Income Before Income Tax Expense	88	362
Income Tax Expense	40	175
Net Income	$ 48	$ 187

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands of
Dollars)
ASSETS

Current Assets:
Cash	$ 80
Accounts receivable from affiliated companies	316
Notes receivable from affiliated companies	700
1,096
Deferred Debits and Other Assets:
Accumulated deferred income taxes	1,287
Investments and other	1,302
2,589

Total Assets	$ 3,685

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands of
Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable to affiliated companies	$ 448
Accrued taxes	1
Other	3
452

Deferred Credits and Other Liabilities:
Other	5
5

Common Stockholder's Equity:
Common stock, $0 par value - 10,000 shares
authorized, 200 shares outstanding	1
Capital surplus, paid in	7,881
Accumulated deficit	(4,654)
Common Stockholder's Equity	3,228
Total Capitalization	3,228

Total Liabilities and Capitalization	$ 3,685

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

YANKEE ENERGY SERVICES COMPANY

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2004	2004
	(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	1	2
Operating Loss	(1)	(2)
Other Income/(Loss), Net	3	(2,479)
Income/(Loss) Before Income Tax Expense/(Benefit)	2	(2,481)
Income Tax Expense/(Benefit)	2	(1,018)
Net Loss	$ -	$ (1,463)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

ERI/HEC EFA-Med, LLC

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 1

Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 18
Accumulated deficit	(17)
Common Stockholder's Equity	1
Total Capitalization	1

Total Liabilities and Capitalization	$ 1

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Select Energy Services, Inc. has a 50 percent ownership interest in ERI/HEC EFA-Med, LLC.

ERI/HEC EFA-Med, LLC

STATEMENTS OF INCOME
(Unaudited)
	Three	Twelve
	Months Ended	Months Ended
	December 31,	December 31,
	2004	2004
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-

Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)
ASSETS

Current Assets:
Cash	$ 759
Receivables, less provision for uncollectible
accounts of $10	7,787
Accounts receivable from affiliated companies	1,195
Unbilled revenue	3,436
Materials and supplies	204
13,381

Property, Plant and Equipment:
Competitive energy	1,357
Less: Accumulated depreciation	638
719

Deferred Debits and Other Assets:
Goodwill	6,963
Purchased intangible assets, net	42
Other	45
7,050

Total Assets	$ 21,150

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)
LIABILITIES AND CAPITALIZATION

Current Liabilities:
Advance from parent, non-interest bearing	$ 2,948
Accounts payable	2,172
Accounts payable to affiliated companies	591
Accrued taxes	286
Other	186
6,183

Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	669
Other	473
1,142
Capitalization:
Common Stockholder's Equity:
Common stock, $0 par value 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	7,539
Retained earnings	6,286
Common Stockholder's Equity	13,825
Total Capitalization	13,825

Total Liabilities and Capitalization	$ 21,150

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

E.S. BOULOS COMPANY

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2004	2004
	(Thousands of Dollars)

Operating Revenues	$ 10,096	$ 42,917

Operating Expenses:
Operation -
Other	9,498	41,408
Depreciation	67	257
Taxes other than income taxes	47	47
Total operating expenses	9,612	41,712
Operating Income	484	1,205
Other Loss, Net	(2)	(17)
Income Before Income Tax Expense	482	1,188
Income Tax Expense	137	385
Net Income	$ 345	$ 803

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

BALANCE SHEET
(Unaudited)
December 31,
2004
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 10

Total Assets	$ 10

LIABILITIES AND CAPITALIZATION

Current Liabilities:
Accounts payable to affiliated companies	$ 3
3

Common Stockholder's Equity:
Common stock, $0 par value - authorized
20,000 shares; outstanding 100 shares	-
Capital surplus, paid in	10
Accumulated deficit	(3)
Common Stockholder's Equity	7
Total Capitalization	7

Total Liabilities and Capitalization	$ 10

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

NGS MECHANICAL, INC.

STATEMENTS OF INCOME
(Unaudited)
	Three	Twelve
	Months Ended	Months Ended
	December 31,	December 31,
	2004	2004
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-

Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 1
Total Assets	$ 1

LIABILITIES AND CAPITALIZATION

Capitalization:
Common Stockholder's Equity:
Capital surplus, paid in	$ 12
Accumulated deficit	(11)
Common Stockholder's Equity	1
Total Capitalization	1

Total Liabilities and Capitalization	$ 1

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

HEC/CJTS ENERGY CENTER LLC

STATEMENTS OF INCOME
(Unaudited)
	Three	Twelve
	Months Ended	Months Ended
	December 31,	December 31,
	2004	2004
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	-	-
Net Income	$ -	$ -

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands of
Dollars)
ASSETS

Current Assets:
Cash	$ 1,116
Receivables, net	5,053
Accounts receivable to affiliated companies	3
Unbilled revenues	2,516
Taxes receivable	326
Materials and supplies	113
9,127

Property, Plant and Equipment:
Competitive energy	339
Less: Accumulated depreciation and amortization	110
229

Deferred Debits and Other Assets:
Goodwill	3,218
Purchased intangible assets, net	4,450
7,668

Total Assets	$ 17,024

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands of
LIABILITIES AND CAPITALIZATION	Dollars)

Current Liabilities:
Notes payable to affiliated companies	$ 6,000
Advance from parent, non-interest bearing	250
Accounts payable	1,318
Accounts payable to affiliated companies	504
Other	80
8,152
Deferred Credits and Other Liabilities:
Accumulated deferred income taxes	422
Other	275
697
Capitalization:
Long-Term Debt from NU Parent	4,450

Common Stockholder's Equity:
Common stock, $0 par value - 20,000 shares
authorized and 100 shares outstanding	-
Capital surplus, paid in	5,000
Retained deficit	(1,275)
Common Stockholder's Equity	3,725
Total Capitalization	8,175

Total Liabilities and Capitalization	$ 17,024

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

WOODS ELECTRICAL CO., INC.

STATEMENTS OF INCOME
(Unaudited)
	Three Months	Twelve Months
	Ended	Ended
	December 31,	December 31,
	2004	2004
	(Thousands of Dollars)

Operating Revenues	$ 4,917	$ 18,000

Operating Expenses:
Other	5,671	18,904
Depreciation	14	53
Total operating expenses	5,685	18,957
Operating Loss	(768)	(957)
Interest Expense, Net	105	360
Other (Loss)/Income, Net	(1)	1
Loss Before Income Tax Benefit	(874)	(1,316)
Income Tax Benefit	(377)	(558)
Net Loss	$ (497)	$ (758)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

GREENPORT POWER, LLC

BALANCE SHEET
(Unaudited)

December 31,
2004
(Thousands
of Dollars)

ASSETS

Current Assets:
Cash	$ 78

Total Assets	$ 78

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities:
Accounts payable	$ 11
Other	64
75

Member's equity	3

Total Liabilities and Member's Equity	$ 78

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the period shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC

GREENPORT POWER, LLC

STATEMENTS OF INCOME
(Unaudited)
	Three	Twelve
	Months Ended	Months Ended
	December 31,	December 31,
	2004	2004
(Thousands of Dollars)

Operating Revenues	$ -	$ -
Operating Expenses	43	223

Net Loss	$ (43)	$ (223)

Note: In the opinion of the Company, all adjustments necessary for a fair presentation of financial position for the periods shown have been made.

See accompanying notes to financial statements.

Northeast Generation Services Company has a 50 percent ownership interest in Greenport Power, LLC

Select Energy, Inc.
Select Energy New York, Inc.
Northeast Generation Services Company
E.S. Boulos Company
NGS Mechanical, Inc.
Woods Electrical Co., Inc.
Greenport Power, LLC
Select Energy Contracting, Inc.
Reeds Ferry Supply Co., Inc.
HEC/Tobyhanna Energy Project, Inc.
HEC/CJTS Energy Center LLC
ERI/HEC EFA-Med, LLC
Yankee Energy Services Company

Notes to Financial Statements (Unaudited)

1.

About Northeast Utilities (NU)

Northeast Utilities Parent is the parent company of NU's subsidiaries.  NU's regulated utilities furnish franchised retail electric service in Connecticut, New Hampshire and Massachusetts through three wholly owned subsidiaries: The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company.  Other subsidiaries include Holyoke Water Power Company (HWP), a company engaged in the production of electric power, and Yankee Energy System, Inc. (Yankee), the parent company of Yankee Gas Services Company, Connecticut's largest natural gas distribution system.

Several wholly owned subsidiaries of NU provide support services for NU's companies.  Northeast Utilities Service Company provides centralized accounting, administrative, engineering, financial, information technology, legal, operational, planning, purchasing, and other services to NU's companies.  Three other subsidiaries construct, acquire or lease some of the property and facilities used by NU's companies.

NU Enterprises, Inc. (NU Enterprises) is a wholly owned subsidiary of NU and acts as the holding company for certain of NU's subsidiaries.  Select Energy, Inc. (Select Energy) and its consolidated subsidiary Select Energy New York, Inc. (SENY), Northeast Generation Services Company and its subsidiaries (NGS), Select Energy Services, Inc. and its subsidiaries (SESI), Mode 1 Communications, Inc. and Woods Network Services, Inc., engage in a variety of energy-related and telecommunications activities, primarily in the competitive energy retail and wholesale commodity, marketing and services fields.  Northeast Generation Company (NGC) acquires generation facilities.  E.S. Boulos Company (Boulos), NGS Mechanical, Inc. (NGS Mechanical) and Woods Electrical Co., Inc. (Woods Electrical) are wholly owned subsidiaries of NGS.  Greenport Power, LLC (Greenport) is a joint venture that is 50 percent owned by NGS.  Select Energy Contracting, Inc. (Select Energy Contracting), Reeds Ferry Supply Co., Inc. (Reeds Ferry), HEC/Tobyhanna Energy Project, Inc., (HEC/Tobyhanna), and HEC/CJTS Energy Center LLC (HEC/CJTS) are wholly owned subsidiaries of SESI.  Another company, ERI/HEC EFA-Med, LLC (ERI/HEC), is 50 percent owned by SESI.  Yankee maintains certain wholly owned subsidiaries, including Yankee Energy Services Company (YESCO).

NU Enterprises is grouped into two business segments: the merchant energy business segment and the energy services business segment.  The merchant energy business segment includes Select Energy's wholesale and retail businesses.  The energy services business segment consists of the operations of NGS, SESI and Woods Network.

NU Enterprises Business Review:  On March 9, 2005, NU completed its previously announced comprehensive review of each of NU Enterprises' businesses, in which a full range of alternative strategies was considered.

As a result of the comprehensive review, NU has decided that NU Enterprises will exit Select Energy’s wholesale marketing business.  NU also concluded that NU Enterprises' energy services businesses are not central to NU's long-term strategy and do not meet the company's expectations of profitability.  As a result, the company will explore ways to divest those businesses in a manner that maximizes their value.  NU will retain NGC’s competitive generation assets and Select Energy’s retail energy marketing businesses, because it believes that the generation assets and retail business are competitively positioned to create significant opportunities for those businesses over the next several years.

Select Energy, SENY, NGS, Boulos, NGS Mechanical, Woods Electrical, Greenport, Select Energy Contracting, Reeds Ferry, HEC/Tobyhanna, HEC/CJTS, ERI/HEC and YESCO are "energy-related companies" under rule 58.  These footnotes are applicable to the rule 58 companies with financial statements filed in this report on Form U-9C-3 under Item 6, Section A.

2.

About Select Energy

NU Enterprises’ merchant energy business segment includes Select Energy’s wholesale marketing and retail marketing businesses.  The wholesale marketing business includes wholesale origination, portfolio management and the operation of more than 1,400 megawatts of pumped storage, hydroelectric and coal-fired generation assets.  The wholesale business primarily services firm requirements sales to local distribution companies and bilateral sales to other counterparties.  Select Energy is an integrated energy business that buys, markets and sells electricity, gas, oil and energy-related products and services to both wholesale and retail customers in the Northeastern United States.  Select Energy procures and delivers energy and capacity required to serve its electric, gas and oil customers.  Select Energy is a licensed retail electricity supplier and is registered with local electric distribution companies and is a registered gas marketer with local gas distribution companies in the states of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, Pennsylvania, Rhode Island, and Virginia.  Additionally, Select Energy is a licensed retail electricity supplier and is registered with the local electric distribution company in the District of Columbia, and is a licensed retail electricity supplier in the state of Ohio.

3.

About SENY

SENY is a wholly owned subsidiary of Select Energy and engages in the brokering, marketing, transportation, storage, and sale of energy commodities in the state of New York.

4.

About NGS

NGS provides management, operation and maintenance services to the electric generation market, as well as to large industrial customers, in the Northeastern United States.

5.

About Boulos

Boulos is an electrical contracting company which specializes in high-voltage electrical construction and maintenance in Connecticut, Maine, Massachusetts, New Hampshire, New York, Rhode Island, and Vermont.  Boulos is wholly owned by NGS.

6.

About NGS Mechanical

NGS Mechanical provides power plant operations, maintenance and capital project support services in certain New England states and New York.  NGS Mechanical is wholly owned by NGS.

7.

About Woods Electrical

Woods Electrical is in the electrical contracting business in Connecticut, and is a wholly owned subsidiary of NGS.  Woods Electrical is also registered in the electrical contracting business in Maine, Massachusetts, New Hampshire and New York.

8.

About Greenport

Greenport is a limited liability company that was established to enter into an engineering, procurement and construction agreement with Global Common LLC for the performance of design, engineering, procurement, construction, and other services in connection with an electrical generation facility construction project in Greenport - Long Island, New York.  Greenport is 50 percent owned by NGS.

9.

About Select Energy Contracting

Select Energy Contracting designs, manages and directs the construction of, and/or installation of mechanical, water and electrical systems and other resource consuming equipment.

10.

About Reeds Ferry

Reeds Ferry is an equipment wholesaler which purchases equipment on behalf of Select Energy Contracting.

11.

About HEC/Tobyhanna

HEC/Tobyhanna is a special purpose entity established to manage the assets of an Energy Savings Performance Contract at the Tobyhanna Army Depot.

12.

About HEC/CJTS

HEC/CJTS is a special purpose entity formed to facilitate the financing of SESI's construction of an energy center at the Connecticut Juvenile Training School in Middletown, Connecticut.

13.

About ERI/HEC

ERI/HEC was established on September 30, 2000, by SESI and ERI Services, Inc. to enter into an indefinite delivery/indefinite quantity contract with the United States Navy.  ERI/HEC is 50 percent owned by SESI.

14.

About YESCO

YESCO has disposed of most of its assets and has wound down its energy-related services.

15.

Public Utility Regulation

NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act), and is subject to the provisions of the 1935 Act.  Arrangements among NU's companies, outside agencies and other utilities covering interconnections, interchange of electric power and sales of utility property are subject to regulation by the Federal Energy Regulatory Commission (FERC) and/or the SEC.  NU's operating subsidiaries are subject to further regulation for rates, accounting and other matters by the FERC and/or applicable state regulatory commissions.

16.

Presentation

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

17.

Derivative Instruments, Market Risk Information and Other Risk Management Activities

A.

Derivative Instruments

Derivatives that are utilized for trading purposes are recorded at fair value with changes in fair value included in earnings.  Other contracts that are derivatives but do not meet the definition of a cash flow hedge and cannot be designated as being used for normal purchases or normal sales are also recorded at fair value with changes in fair value included in earnings.  For those contracts that meet the definition of a derivative and meet the cash flow hedge requirements, the changes in the fair value of the effective portion of those contracts are generally recognized in accumulated other comprehensive income until the underlying transactions occur.  For contracts that meet the definition of a derivative but do not meet the hedging requirements, and for the ineffective portion of contracts that meet the cash flow hedge requirements, the changes in fair value of those contracts are recognized currently in earnings.  Derivative contracts designated as fair value hedges and the item they are hedging are both recorded at fair value on the consolidated balance sheets.  Derivative contracts that are entered into as a normal purchase or sale and will result in physical delivery, and are documented as such, are recognized in revenue and expense when such deliveries occur.

There was a negative pre-tax impact of $0.5 million recognized in earnings for the ineffective portion of cash flow hedges.  A negative pre-tax $0.6 million was recognized in 2004 earnings for the ineffective portion of fair value hedges.  The changes in the fair value of both the fair value hedges and the natural gas inventory being hedged are recorded in fuel, purchased, and net interchange power on the accompanying consolidated statements of income.

The table below summarizes current and long-term derivative assets and liabilities at December 31, 2004.  The business activities of NU Enterprises that result in the recognition of derivative assets include concentrations of credit risk to energy marketing and trading counterparties.  At December 31, 2004, Select Energy has $87.5 million of derivative assets from trading, non-trading, and hedging activities.  These assets are exposed to counterparty credit risk.  However, a significant portion of these assets is contracted with investment grade rated counterparties or collateralized with cash.  The amounts below do not include option premiums paid, which are recorded as prepayments and amounted to $5.4 million related to energy trading activities and $5.2 million related to marketing activities at December 31, 2004.  These amounts also do not include option premiums paid of $18.7 million related to non-trading gas options at December 31, 2004.

The amounts below also do not include option premiums received, which are recorded as other current liabilities and amounted to $7 million related to energy trading activities at December 31, 2004, and $1.1 million related to marketing activities at December 31, 2004.  Also not included at December 31, 2004, are option premiums received of $19 million related to non-trading gas options.

(Millions of Dollars)	Assets		Liabilities
	Current	Long- Term	Current	Long- Term	Net Total
Trading	$49.6	$31.7	$ (46.2)	$ (5.5)	$ 29.6
Non-trading	1.7	-	(70.5)	(9.6)	(78.4)
Hedging	4.5	-	(9.1)	(0.8)	(5.4)
Total	$55.8	$31.7	$ (125.8)	$(15.9)	$ (54.2)

Trading:  To gather market intelligence and utilize this information in risk management activities for the wholesale marketing activities, Select Energy conducts limited energy trading activities in electricity, natural gas, and oil, and therefore, experiences net open positions.  Select Energy manages these open positions with strict policies that limit its exposure to market risk and require daily reporting to management of potential financial exposures.

Derivatives used in trading activities are recorded at fair value and included in the consolidated balance sheets as derivative assets or liabilities.  Changes in fair value are recognized in operating revenues in the consolidated statements of income in the period of change.  The net fair value position of the trading portfolio at December 31, 2004 was assets of $29.6 million.

Select Energy's trading portfolio includes New York Mercantile Exchange (NYMEX) futures, financial swaps, and options, the fair value of which is based on closing exchange prices; over-the-counter forwards, financial swaps, and options, the fair value of which is based on the mid-point of bid and ask market prices; and bilateral contracts for the purchase or sale of electricity or natural gas, the fair value of which is determined using available information from external sources.  Select Energy's trading portfolio also includes transmission congestion contracts (TCC).  The fair value of the TCCs included in the trading portfolio is based on published market data.

Non-Trading:  Certain non-trading derivative contracts are used for delivery of energy related to Select Energy's wholesale and retail marketing activities.  Changes in fair value of a negative $79.4 million of non-trading derivative contracts were recorded primarily in expenses in 2004.  Of the $79.4 million change in fair value, $77.7 million relates to natural gas hedges at December 31, 2004.  These hedges are used to mitigate the risk of electricity price changes on Select Energy’s fixed-price electricity purchase contracts.  These hedges do not meet criteria to be accounted for as cash flow hedges nor do they meet the normal purchase and sales exception and are accordingly accounted for at fair value as non-trading contracts.  The contracts are natural gas contracts with fair values determined by prices provided by external sources and actively quoted markets.

Market information for the TCCs classified as non-trading is not available, and those contracts cannot be reliably valued.  Management believes the amounts paid for these contracts, which total $3.2 million at December 31, 2004, and are included in premiums paid, are equal to their fair value.

Hedging:  Select Energy utilizes derivative financial and commodity instruments, including futures and forward contracts, to reduce market risk associated with fluctuations in the price of electricity and natural gas purchased to meet firm sales and purchase commitments to certain customers.  Select Energy also utilizes derivatives, including price swap agreements, call and put option contracts, and futures and forward contracts to manage the market risk associated with a portion of its anticipated supply and delivery requirements.  These derivatives have been designated as cash flow hedging instruments and are used to reduce the market risk associated with fluctuations in the price of electricity or natural gas.  A derivative that hedges exposure to the variable cash flows of a forecasted transaction (a cash flow hedge) is initially recorded at fair value with changes in fair value recorded in accumulated other comprehensive income.  Cash flow hedges impact net income when the forecasted transaction being hedged occurs, when hedge ineffectiveness is measured and recorded, when the forecasted transaction being hedged is no longer probable of occurring, or when there is accumulated other comprehensive loss and the hedge and the forecasted transaction being hedged are in a loss position on a combined basis.

Select Energy maintains natural gas service agreements with certain customers to supply gas at fixed prices for terms extending through 2006.  Select Energy has hedged its gas supply risk under these agreements through NYMEX futures contracts.  Under these contracts, which also extend through 2006, the purchase price of a specified quantity of gas is effectively fixed over the term of the gas service agreements.  At December 31, 2004 the NYMEX futures contracts had notional values of $90.7 million and were recorded at fair value as derivative liabilities of $3.2 million.

Select Energy also maintains various physical and financial instruments to hedge its electric and gas purchases and sales through 2006.  These instruments include forwards, futures, options, financial collars and swaps.  These hedging contracts, which are valued at the mid-point of bid and ask market prices, were recorded as derivative assets of $3.7 million and derivative liabilities of $6.7 million at December 31, 2004.

Select Energy hedges certain amounts of natural gas inventory with gas futures, options and swaps, some of which are accounted for as fair value hedges.  Changes in the fair value of hedging instruments and natural gas inventory are recorded in earnings.  The fair value of the futures, options and swaps were recorded as derivative assets of $0.8 million at December 31, 2004.  The fair value of the hedged natural gas inventory was recorded as a reduction to fuel, materials and supplies of $1.5 million at December 31, 2004.  For the year ended December 31, 2004, Select Energy recorded a negative pre-tax of $0.6 million in earnings related to its hedging instruments and natural gas inventory.  In 2004, certain of these fair value hedges were redesignated as cash flow hedges, and future changes in fair value during the hedge designation will be included in other comprehensive income (equity), unless ineffective.

B.

Market Risk Information

Select Energy utilizes the sensitivity analysis methodology to disclose quantitative information for its commodity price risks.  Sensitivity analysis provides a presentation of the potential loss of future earnings, fair values or cash flows from market risk-sensitive instruments over a selected time period due to one or more hypothetical changes in commodity prices, or other similar price changes.  Under sensitivity analysis, the fair value of the portfolio is a function of the underlying commodity, contract prices and market prices represented by each derivative commodity contract.  For swaps, forward contracts and options, fair value reflects management's best estimates considering over-the-counter quotations, time value and volatility factors of the underlying commitments.  Exchange- traded futures and options are recorded at fair value based on closing exchange prices.

Wholesale and Retail Marketing Portfolio: When conducting sensitivity analyses of the change in the fair value of Select Energy's electricity, natural gas and oil on the wholesale and retail marketing portfolio, which would result from a hypothetical change in the future market price of electricity, natural gas and oil, the fair values of the contracts are determined from models that take into consideration estimated future market prices of electricity, natural gas and oil, the volatility of the market prices in each period, as well as the time value factors of the underlying commitments. In most instances, market prices and volatility are determined from quoted prices on the futures exchange.

Select Energy has determined a hypothetical change in the fair value for its wholesale and retail marketing portfolio, which includes cash flow hedges and electricity, natural gas and oil contracts, assuming a 10 percent change in forward market prices.  At December 31, 2004, a 10 percent change in market price would have resulted in an increase in fair value of $25.6 million or a decrease in fair value of $23.6 million.

The impact of a change in electricity, natural gas and oil prices on Select Energy's wholesale and retail marketing portfolio at December 31, 2004, is not necessarily representative of the results that will be realized when these contracts are physically delivered.

Trading Contracts:  At December 31, 2004, Select Energy has calculated the market price resulting from a 10 percent change in forward market prices.  That 10 percent change would result in approximately a $1 million increase or decrease in the fair value of the Select Energy trading portfolio.  In the normal course of business, Select Energy also faces risks that are either non-financial or non-quantifiable.  These risks principally include credit risk, which is not reflected in this sensitivity analysis

C.

Other Risk Management Activities

Credit Risk Management:  Credit risk relates to the risk of loss that NU would incur as a result of non-performance by counterparties pursuant to the terms of its contractual obligations.  NU serves a wide variety of customers and suppliers that include independent power producers, industrial companies, gas and electric utilities, oil and gas producers, financial institutions, and other energy marketers.  Margin accounts exist within this diverse group, and NU realizes interest receipts and payments related to balances outstanding in these margin accounts.  This wide customer and supplier mix generates a need for a variety of contractual structures, products and terms which, in turn, requires NU to manage the portfolio of market risk inherent in those transactions in a manner consistent with the parameters established by NU’s risk management process.

Credit risks and market risks at NU Enterprises are monitored regularly by a Risk Oversight Council operating outside of the business lines that create or actively manage these risk exposures to ensure compliance with NU’s stated risk management policies.

NU tracks and re-balances the risk in its portfolio in accordance with fair value and other risk management methodologies that utilize forward price curves in the energy markets to estimate the size and probability of future potential exposure.

NYMEX traded futures and option contracts cleared off the NYMEX exchange are ultimately guaranteed by NYMEX to Select Energy.  Select Energy has established written credit policies with regard to its counterparties to minimize overall credit risk on all types of transactions.  These policies require an evaluation of potential counterparties’ financial condition (including credit ratings), collateral requirements under certain circumstances (including cash in advance, letters of credit, and parent guarantees), and the use of standardized agreements, which allow for the netting of positive and negative exposures associated with a single counterparty.  This evaluation results in establishing credit limits prior to Select Energy entering into energy contracts.  The appropriateness of these limits is subject to continuing review.  Concentrations among these counterparties may impact Select Energy’s overall exposure to credit risk, either positively or negatively, in that the counterparties may be similarly affected by changes to economic, regulatory or other conditions.

At December 31, 2004 Select Energy maintained collateral balances from counterparties of $57.7 million.  This amount is included in both cash and cash equivalents and other current liabilities on the accompanying consolidated balance sheets.  Select Energy also has collateral balances deposited with counterparties of $46.3 million at December 31, 2004.

QUARTERLY REPORT OF NORTHEAST UTILITIES

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued there under, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

NORTHEAST UTILITIES
(Registered Holding Company)

By:	/s/ John P. Stack
John P. Stack
(Signature of Signing Officer)

John P. Stack

Vice President - Accounting and Controller

Date: March 28, 2005